United states

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

OPPENHEIMER HOLDINGS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A non-voting common stock, par value $0.001 per share

(Title of Class of Securities)

671005106

(CUSIP Number of Class of Securities)

Dennis P. McNamara, Esq

Corporate Secretary

85 Broad Street

New York, New York 10004

(212) 668-8000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Michael J. Schwartz, Esq

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

(212) 735-3000

(212) 735-2000 (facsimile)

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Oppenheimer Holdings Inc., a Delaware corporation (“Oppenheimer” or the “Company”), on May 31, 2023, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on June 29, 2023 (collectively, the “Schedule TO”), in connection with the offer by Oppenheimer to purchase for not more than $30,000,000 in cash shares of its Class A non-voting common stock, par value $0.001 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not greater than $40.00 per Share nor less than $34.00 per Share or (ii) purchase price tenders pursuant to which shareholders indicate they are willing to sell their Shares to the Company at the purchase price determined in the offer, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 31, 2023 (the “Offer to Purchase”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(B).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

“On July 6, 2023, the Company issued a press release announcing the final results of the Tender Offer, which expired at 11:59 p.m., New York City time, on June 28, 2023. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

Exhibit No.	Description

(a)(5)(C)	Press release announcing final results of the Tender Offer, dated July 6, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPPENHEIMER HOLDINGS INC.

By:	/s/ Dennis McNamara
Name: Dennis McNamara
Title: Corporate Secretary

Date: July 6, 2023

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated May 31, 2023.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 31, 2023.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 31, 2023.

(a)(1)(F)*	Summary Advertisement, dated May 31, 2023.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press release announcing commencement of the Tender Offer, dated May 31, 2023.

(a)(5)(B)**	Press release announcing preliminary results of the Tender Offer, dated June 29, 2023.

(a)(5)(C)	Press release announcing final results of the Tender Offer, dated July 6, 2023.

(b)	None.

(d)(1)*	Form of Indemnification Agreement between Oppenheimer Holdings Inc. and the directors of Oppenheimer Holdings Inc., as the Indemnified Party, dated as of October 25, 2012 (previously filed as an exhibit to Form 10-K for the year ended December 31, 2012).

(d)(2)*	Form of Indemnification Agreement between Oppenheimer Holdings Inc. and the officers of Oppenheimer Holdings Inc., as the Indemnified Party, dated as of October 25, 2012 (previously filed as an exhibit to Form 10-K for the year ended December 31, 2012).

(d)(3)*	Oppenheimer & Co. Inc. Executive Deferred Compensation Plan (As Amended and Restated Effective January 1, 2005) (As Further Amended and Restated with respect to Specific Elective Accounts Effective as of March 1, 2013) (previously filed as an exhibit to Form 10-K for the year ended December 31, 2012).

(d)(4)*	Oppenheimer Holdings Inc. 2014 Incentive Plan (previously filed as an exhibit to Form 10-K for the year ended December 31, 2013).

(d)(5)*	Oppenheimer & Co. Inc. 2019 Executive Deferred Compensation Plan (previously filed as an exhibit to Form 10-K for the year ended December 31, 2018).

(d)(6)*	Oppenheimer & Co. Inc. Investment Banking and Capital Market Deferred Compensation Plan (previously filed as an Exhibit to Form 8-K filed December 20, 2021).

(d)(7)*	Offer Letter dated May 6, 2022 between Brad M. Watkins and Oppenheimer Holdings Inc. (previously filed as an exhibit to Form 10-K/A for the year ended December 31, 2022).

(d)(8)*	Oppenheimer & Co. Inc. Stock Appreciation Right Plan (previously filed as an exhibit to Form 10-K/A for the year ended December 31, 2022).

(g)	None.

(h)	None.

107*	Calculation of Filing Fees.

*Previously filed with the Schedule TO filed on May 31, 2023.

**Previously filed with Amendment No. 1 to the Schedule TO filed on June 29, 2023.